Securities and Exchange Commission
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
 Pursuant To Rule 13a-16 Or 15d-16
 Of The
 Securities Exchange Act of 1934

For the month of SEPTEMBER 2023	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: Shareholder Letter and Financial Results 2023 – Second Quarter and First Half Results

SECOND QUARTER 2023 HIGHLIGHTS

  OVERALL 2Q 2023 INVOICED SALES AMOUNTED TO €83.5 MILLION, A DECREASE OF 28.5% VERSUS 2Q 2022, AND OF 9.4% VERSUS 2Q 2019, AS A RESULT OF PERDURING MACROECONOMIC HEADWINDS AFFECTING THE FURNISHINGS INDUSTRY. 2Q 2023 BRANDED INVOICED SALES, WHILE BEING BELOW 2Q 2022, ARE UP 4.7% VS 2Q 2019.
  IMPROVED GROSS MARGIN AT 36.4% ON REVENUE, COMPARED TO 31.4% IN 2Q 2022 AND 27.9% IN 2Q 2019. THE INCREASE IN GROSS MARGIN STEMS FROM THE ADVANTAGES GAINED THROUGH IMPROVED PRICE DISCIPLINE AND BETTER COST MANAGEMENT, WHICH HAVE OFFSET THE NEGATIVE IMPACT OF REDUCED SALES VOLUME ON INDUSTRIAL PRODUCTION COSTS.
  IN THE SECOND QUARTER OF 2023, WE ACHIEVED OPERATING BREAKEVEN. THIS COMPARES WITH AN OPERATING PROFIT OF €1.1 MILLION, FROM €116.9 MILLION SALES IN THE 2Q OF 2022, AND AN OPERATING LOSS OF (€7.8) MILLION FROM €92.2 MILLION SALES IN THE 2Q OF 2019.
  AS OF JUNE 30, 2023, WE HELD €44.5 MILLION IN CASH, COMPARED TO €54.5 MILLION AS OF DECEMBER 31, 2022. OPERATING ACTIVITIES GENERATED €1.6 MILLION IN CASH WHICH WAS MORE THAN OFFSET BY €7.6 MILLION IN INVESTMENTS, PRIMARILY ALLOCATED TO UPGRADING OUR ITALIAN FACTORIES (€5.3 MILLION) AND OPENING NEW DIRECT STORES (€2.0 MILLION). ADDITIONALLY, €5.2 MILLION OF CASH WAS USED FOR LEASE PAYMENTS.
  IN THE CURRENT MARKET CONTEXT, COST AND CAPITAL EFFICIENCY ARE CRUCIAL. WE LAUNCHED A SET OF INITIATIVES TO REDUCE COSTS AND IMPROVE WORKING CAPITAL DISCIPLINE.
  WE CONTINUE TO EXPECT THE OVERALL ECONOMY AND THE FURNISHING SECTOR TO REMAIN CHALLENGING THROUGHOUT THE REST OF 2023 AND THE BEGINNING OF NEXT YEAR, WITH A POTENTIAL NEGATIVE IMPACT ON OUR BUSINESS. WE REMAIN CONFIDENT IN THE STRENGTH OF OUR BRANDS AND IN THE COMPANY’S LONG-TERM GROWTH PLAN.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 29, 2023--Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the second quarter ended June 30, 2023.

Pasquale Natuzzi, Chairman of the Group, commented: “Our industry globally continues to be negatively affected by consumers’ decision to postpone their purchasing, as a result of eroding spending power and shift of spending in favor of travelling and dining out. Real estate, which is a primary driver for the furnishing market, has been negatively affected by high interest rates. This has been one of the main causes of the weak store traffic we have been witnessing for more than 15 months. I feel reassured by the work our Group is doing to weather this adverse market conditions, both on the commercial front, where we have launched multiple initiatives to regain growth, and on cost/efficiency front, where our team has intensified the effort to mitigate the impact on our P&L of this negative sales trend. Our Group also worked on the innovation process with the objective of having “fewer and bolder” innovations, that are brought to the market according to a new global launch process, which leverages some of the best practices of the automotive and high-tech industry. A clear example of this new way of approaching innovation is the “Wellbe” launch, that will take place globally starting from October. Wellbe is an innovative line of upholstery, which leverages our unique craftsmanship knowhow, rooted in our DNA, of combining functionality with aesthetic. We used these competences to offer our customer a product which is completely innovative in its technical content, as well in the way it will be presented to the market. Wellbe is part of our Comfortness® philosophy, which aspires to offer products with superior comfort and wellness to our customers.”

Antonio Achille, CEO of the Group, commented: “It is evident that business environment continues to be particularly challenging for the furniture industry. The fact that most analysts are comparing actual sales with data from 2019, speaks about the extraordinary cycle that the furnishing market has experienced over the past four years. This negative market cycle has not yet reached a turning point, so it is crucial for us to remain highly focused on actions that will enable us to navigate through this challenging phase effectively. In this context, regaining growth is absolutely the priority. We are focusing on organic growth. With nearly 700 stores, in addition to galleries, our absolute priority is to improve like-for-like sales, starting from our direct stores. Leveraging the experience on our direct stores, we progressively strive to help our franchisee partners, both operating standalone stores and galleries, to increase their sales by providing them with turn-key IT systems, training and clear guidelines on store layout, merchandising and visual. Natuzzi has accelerated this process, also thanks to the newly introduced Global Retail Division, which has been created early this year and that has reported significant progresses in terms of creating impact across geographies.

To support this process, we have strengthened our marketing team, with the introduction of Mr. Daniele Tranchini, who will be responsible for the communication strategy and its deployment for all our brands. Daniele brings more than 30 years of experience with international marketing agencies, where he held leadership positions, including J. Walter Thompson and Publicis where he successfully acted as CEO for the Italian business, and Leo Burnett-Italy, where he covered the role of Managing Director. We are convinced that Daniele will bring the right energy and expertise to boost our marketing and communications activities.

At the same time, we should not, as the saying goes, “waste a crisis” and we should use this phase of adverse market conditions to reduce costs and streamline our operations. Our strategic objective is to optimize our “back of the house” increasing the efficiency of our staff services and operations, so that, when, as I am sure, we regain growth momentum, we will be poised to attain significantly higher margins and return on investments compared to the pre-Covid.

We have therefore launched specific actions to reduce costs and improve working capital, with the objective of increasing cash conversion. As part of this initiative, we are working to optimize our supply chain, starting by pruning the unnecessary complexity of our collections which will enable us to cost and working capital benefits. We are also directly tackling SG&A, where we aim for a substantial transformation of our organization to become more agile and cost effective, both in HQ and in the main Regions.

In terms of our industrial operations, the restructuring of our Italian facilities is advancing in accordance with our long-term strategy. Since 2021, we have reduced the Italian workforce by 153 individuals, with 103 of them being factory workers. This reduction reflects a well-coordinated and socially responsible effort to enhance efficiency by aligning our production capacity with our mid-term sales plan. Taking into account also our international operations, we saw a reduction of 577 personnel within the Group during the same period, with 528 of them being factory workers.

Let’s talk about our priority markets, starting from China. The removal of covid travel restrictions allowed us to be back in the market to visit our stores and meet with JV management. We are actively cooperating with the JV local team to improve the performance of our retail with a better execution of store layout, merchandising and visual. These improvements are essential to deal with the negative dynamic of the furniture market in China, also linked to the emerging real estate crisis, which is affecting our JV sales since the beginning of the year.

U.S. is the other main strategic market. As mentioned in our last press release, we've taken proactive measures to strengthen our commercial organization while simultaneously enhancing the quality and cost-effectiveness of our regional services. This initiative commenced in March with the appointment of a seasoned manager, Scott Kruger, to lead our wholesale and gallery business.

We've now taken another significant step by focusing Jason Camp on the management and growth of our Retail, covering both Natuzzi Italia and Natuzzi Editions brands. Retail represents our top priorities for growth in the region. To facilitate this realignment, we've entrusted Ottavio Milano, a seasoned executive with over 30 years of experience within the Group, with the role of President. Ottavio will oversee our staff functions, including finance, customer care, HR, and more, ensuring that Scott and Jason can fully concentrate on the commercial development of their respective businesses, supporting them in functional relations with the headquarters. Ottavio has achieved remarkable success in turning around the South and Central America operations, a role he continues to excel in. We have great confidence that this organizational set up will not only drive business improvement in the region but also enhance our service to our valued customers

The new organization is enabling us to accelerate our retail efforts. We are actively promoting the implementation of the retail excellence program to enhance organic growth in our Directly Operated Stores (DOS) and further expand our retail footprint.

Organic growth is our priority. We have done significant steps in standardizing and sharing our best practices, starting from our DOS and to be extended also to our franchise partners. These practices include: a defined store layout to efficiently walk our customers through our products communicating the brand values in our retail journey; a training to provide our sales force with a consistent level of passion and knowledge so to offer the best retail experience to customers. We also have turbo-boosted a specific initiative to grow the trade business with the architects and designers community. We are harmonizing our product presentation through clear visual guidelines in order to achieve a product blend within the sales area of a store, aimed to maximize sales and conversion rate. Lastly, we developed an advanced reporting system with the aim to analyze performance details of each individual store, in real time.

During the year, we continued to extend our network of stores, with 7 new openings of which 6 Natuzzi Italia stores located in San Diego, Miami, Fort Worth, Manhasset, Atlanta and Houston and 1 Natuzzi Editions in Frisco, Dallas, counting both 5 fully owned stores, 1 store in JV and 1 franchise. The location and the quality of the new stores have been significant upgraded to reflect the elevated positioning of our Brands, chiefly Natuzzi Italia. The Natuzzi Italia Manhasset store, which opened in last July, represents a vivid example of this journey. Located in North Shore of Long Island, it is positioned at the focal point of the prestigious Miracle Mile, the gate of Long Island’s premiere destination for luxury shopping. The store has a commercial surface of nearly 1.000 square meters with a signature architecture which brings perfectly to live our ultimate Natuzzi Italia store concept.

On the gallery/wholesale front, we are strengthening our commercial coverage, with the introduction of 15 new independent agents, which are progressively integrated into our team. We plan to increase such commercial presence by engaging at least 10 further agents in the following months.

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In conclusion, it's evident that the current situation is unlikely to see a rapid improvement. Given these conditions, it's crucial that we establish clear and shared priorities. Our strategic direction is now more defined than ever: we aim to nurture our brands, with a focus on organic growth and retail in our core markets, all while diligently reducing costs and enhancing the agility of our organization to boost margins.

Our team is exceptionally united and fully committed to the action plan designed to protect our top-line and continually improve cost efficiency. We maintain our confidence in the potential of our brands and remain steadfast in pursuing the growth objectives outlined in our mid-term plan."

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2Q 2023 CONSOLIDATED REVENUE

2Q 2023 consolidated revenue amounted to €83.5 million, from €116.9 million in 2Q 2022, sustained by the high level of post-COVID backlog, and from €92.2 million in 2Q 2019. 2Q 2023 consolidated revenue has been affected by the persisting macroeconomic and industry-specific challenges that continue to affect the consumers’ spending capacity.

Excluding “other sales” of €2.4 million, 2Q 2023 invoiced sales from upholstered and other home furnishings products amounted to €81.1 million, compared to €112.0 million in 2Q 2022 and €88.4 million in 2Q 2019.

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

  A: Branded/Unbranded Business
  B: Key Markets
  C: Distribution

A. Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and the unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brand strategy:

  Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).
  Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania, Brazil). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 2Q 2023, Natuzzi’s branded invoiced sales amounted to €74.5 million, from €98.7 million in 2Q 2022 and €71.2 million in the pre-pandemic 2Q 2019.

The following is the contribution of each Brand to 2Q 2023 invoiced sales:

  Natuzzi Italia invoiced sales amounted to €31.0 million, from €53.6 million in 2Q 2022 and €31.6 million in 2Q 2019, mainly as a result of the impact of the overstock and negative industry momentum reported by our JV in China, the gradual reduction of inventory among wholesalers, especially in North America, as well as the difficult macroeconomic context and geopolitical instability that continue to affect Europe.
  Natuzzi Editions invoiced sales (including invoiced sales from Divani&Divani by Natuzzi) amounted to €43.5 million, from €45.1 million in 2Q 2022, almost entirely due to the weak performance in Europe, affected by the difficult macroeconomic context and geopolitical instability, that more than offset the overall positive performance in the remaining markets. 2Q 2023 invoiced sales increased from €39.6 million in 2Q 2019.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €6.6 million in 2Q 2023, from €13.3 million in 2022 and from €17.2 million 2019 same period. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B. Key Markets

Here below a breakdown of 2Q 2023 upholstery and home-furnishings invoiced sales compared to 2Q 2022, according to the following geographic areas.

	2Q 2023	2Q 2022	Delta €	Delta %
North America	24.7	31.3	(6.6)	(21.2%)
Greater China	6.6	13.3	(6.7)	(50.0%)
West & South Europe	26.7	40.6	(13.9)	(34.2%)
Emerging Markets	11.3	13.1	(1.8)	(13.7%)
Rest of the World*	11.8	13.7	(1.9)	(14.1%)
Total	81.1	112.0	(30.9)	(27.6%)

Figures in €/million, except percentage
*Include South and Central America, Rest of APAC.

The performance of invoiced sales in North America was curbed by the weak sales of the wholesale channel, both branded and unbranded, as wholesale distributors continue to be mainly focused on reducing their stock rather than placing new orders.

In China the furniture industry is suffering from a perduring negative headwind, caused by a more prudent consumers’ willingness to invest in durables and by the emerging crisis of the real estate market. Furthermore, the joint venture is still actively reducing the inventory of Natuzzi Italia products that had accumulated during 2022.

West & South Europe Region continues to be affected by a difficult economic scenario, high inflation as well as uncertainty deriving from geopolitical instability.

C. Distribution

During the first six months of 2023, the Group distributed its branded collections in 100 countries, according to the following table.

	Direct Retail	FOS	Galleries	Total as of June 30, 2023
North America	18(1)	8	153	179
West & South Europe	33	100	127	260
Greater China	21(2)	349	─	370
Emerging Markets	─	75	129	204
Rest of the World	4	86	88(3)	178
Total	76	618	497	1,191

(1) Included 3 DOS in the U.S. managed in joint venture with a local partner. As the Natuzzi Group does not exert full control in each of these DOS, we consolidate only the sell-in from such DOS.
(2) All directly operated by our joint venture in China. As the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.
(3) It includes 11 Natuzzi galleries (store-in-store points of sale) directly managed by the Mexican subsidiary of the Group.
FOS = Franchise stores managed by independent partners.

During 2Q 2023, Group’s invoiced sales from direct retail, DOS and Concessions directly managed by the Group, amounted to €18.8 million, from €22.0 million in 2Q 2022 and from €16.3 million in 2Q 2019.

In 2Q 2023, invoiced sales from franchise stores amounted to €33.4 million, down from €46.6 million in 2Q 2022 and increasing from €23.7 million in 2Q 2019.

We continue executing our strategy to evolve to a Brand/Retailer and improve the quality of our distribution network. The weight of the invoiced sales generated by the retail network (Direct retail and Franchise Operated Stores, or FOS) on total upholstered and home furnishings business in 2Q 2023 was 64.3% compared to 61.2% in 2Q 2022 and 45.2% in 2Q 2019.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling unbranded products. During 2Q 2023, invoiced sales from the wholesale channel amounted to €28.9 million, compared to €43.5 million in 2Q 2022 and €48.4 million in 2Q 2019. Such decrease is mainly attributable to lower sales from our large distributors in North America that are focusing on reducing their stock, thus postponing orders for new products.

2Q 2023 GROSS MARGIN

In 2Q 2023, we had a gross margin of 36.4%, compared to 31.4% in 2Q 2022 and 27.9% in 2Q 2019, mainly due to a better price discipline, improved brand and channel mix, a decrease in the average consumption of raw materials and energy cost, which have offset the negative impact of reduced sales volume on industrial production costs. Enhancing gross margin is one of our top strategic priorities.

2Q 2023 OPERATING EXPENSES

During 2Q 2023, operating expenses (which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables) were (€30.4) million (or 36.4% on revenue), compared to (€35.6) million (or 30.5% on revenue) in 2Q 2022.

The decrease in the operating expenses was largely due to the reduction in transportation costs (equal to €6.6 million, or 7.9% on revenue, in 2Q 2023, compared to €12.9 million, or 11.1% on revenue, in 2Q 2022) as result of lower volume delivered and decreasing transportation rates.

While the Company is focused on controlling discretionary costs, the low delivered sales in the quarter has not allowed to adequately absorb fixed costs, resulting in the increase of the weight of the overall operating expenses on revenue.

2Q 2023 NET FINANCE INCOME/(COSTS)

During 2Q 2023, the Company accounted for (€0.8) million of Net Finance costs compared to Net Finance costs of (€1.4) million in 2Q 2022.

Rising interest rates continue to adversely impact our results principally in terms of increased interest expense of rental contracts as well as third-party financing, notwithstanding the bank debt outstanding in the quarter on average decreased compared to 2Q 2022. Specifically, during the quarter, the Company reported Finance costs of (€2.7) million compared to Finance costs of (€2.0) million in 2Q 2022.

KEY RESULTS: FIRST HALF OF 2023

During the first half of 2023, the Company reported the following results:

  Total revenue of €169.6 million, a decrease of 28.0% compared to first half of 2022 and a decrease of 14.5% compared to the pre-pandemic first half of 2019.
  We had a gross margin of 36.0%, compared to 32.8% and 29.1% reported in 2022 and 2019 first half, respectively. Excluding (€1.1) million of labor-related accrual following the incentive plan for workers who terminate their employment relationship, both in Italy and abroad, 2023 first half gross margin would have been 36.6%.
  Depreciation and amortization for the period, which include the depreciation charge of right-of-use assets related to the operating leases and accounted for in the cost of sales, selling and administrative expenses, amounted to €10.9 million, compared to €10.7 million and €11.5 million in the first half of 2022 and 2019, respectively.
  We had an operating loss of (€0.9) million, compared to an operating profit of €2.5 million in 2022 first half and an operating loss of (€10.8) million in 2019 first half. 2023 operating loss of (€0.9) million includes (€1.7) million of non-recurring accruals, namely an accrual of (€0.4) million in connection with the Company’s Stock Option Plan (SOP), (€0.2) million accounted for in the operating expenses as incentive to reduce the number of Italian employees, in addition to the already mentioned (€1.1) million of labor-related accrual accounted for in the cost of sales.
  Net finance costs were (€4.2) million, mainly as a result of Finance costs of (€4.8) million, due to rising interest rates. 2023 Net Finance costs of (€4.2) million compare to net finance costs of (€2.0) million in 2022 first half and net finance costs of (€4.6) million in 2019 first half.
  We had a loss after tax for the period of (€3.7) million, which compares to a profit after tax of €0.7 million in 2022 first half and to a loss after tax of (€15.2) million for the first half of 2019.

BALANCE SHEET AND CASH FLOW

During the first half of 2023, €1.6 million of net cash were provided by operating activities as a result of:

  A loss for the period of (€3.7) million;
  adjustments for non-monetary items of €13.1 million, of which depreciation and amortization of €10.9 million;
  a (€3.3) contribution from working capital change, mainly as a result of the decrease in trade and other payables for (€15.8) million, (€2.3) for payments connected to the reduction of workforce, partially offset by lower inventories for €6.8 million and lower trade receivables and other assets for €8.2 million;
  interest and taxes paid of (€4.5) million.

During the first six months of 2023, (€4.6) million of cash were used in investing activities, as a result of (€7.6) million of capital expenditure partially offset by €3.0 million collected from our JV in China following the share capital reduction.

In the same period, (€5.9) million of cash were used in financing activities, due to the repayment of long-term borrowing for (€2.1) million, (€1.8) million for short-term borrowing repayment and (€5.2) million for lease-related payments, partially offset by a new long-term subsidized borrowings of €3.2 million received in connection with a program of public incentives aimed at upgrading the Italian plants.

As a result, as of June 30, 2023, cash and cash equivalents was €44.5 million, compared to €54.5 million as of December 31, 2022.

As of June 30, 2023, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€0.3) million, compared to €7.9 million as of December 31, 2022.

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CONFERENCE CALL

The Company will host a conference call to discuss financial information on Monday October 2, 2023, at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italy time, or 3.00 p.m. UK time).

To join the live conference call, interested persons will need to either:

  dial-in the following number:
  Toll/International: +1-412-717-9633, then passcode 39252103#;
  or
  click on the following link:
  https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have option to listen via phone after registering to the link.

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Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the second quarter of 2023 and 2022 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Second quarter ended on		Change	Percentage of revenue
	30-Jun-23	30-Jun-22%		30-Jun-23	30-Jun-22
Revenue	83.5	116.9	-28.5%	100.0%	100.0%
Cost of Sales	(53.1)	(80.2)	-33.7%	-63.6%	-68.6%
Gross profit	30.4	36.7	-17.2%	36.4%	31.4%
Other income	2.4	1.8		2.8%	1.5%
Selling expenses	(22.8)	(28.7)	-20.5%	-27.3%	-24.5%
Administrative expenses	(9.8)	(8.6)	14.4%	-11.8%	-7.3%
Impairment on trade receivables	(0.0)	(0.1)		0.0%	-0.1%
Other expenses	(0.1)	(0.0)		-0.1%	0.0%
Operating profit/(loss)	0.0	1.1		0.0%	0.9%
Finance income	0.2	0.0		0.3%	0.0%
Finance costs	(2.7)	(2.0)		-3.2%	-1.7%
Net exchange rate gains/(losses)	1.6	0.6		2.0%	0.5%
Net finance income/(costs)	(0.8)	(1.4)		-1.0%	-1.2%
Share of profit/(loss) of equity-method investees	0.8	(0.2)		1.0%	-0.2%
Profit/(Loss) before tax	0.1	(0.5)		0.1%	-0.4%
Income tax expense/(benefit)	(0.4)	(0.1)		-0.5%	-0.1%
Profit/(Loss) for the period	(0.4)	(0.6)		-0.4%	-0.5%
Profit/(Loss) attributable to:
Owners of the Company	(0.3)	(1.0)
Non-controlling interests	(0.0)	0.4

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the six months of 2023 and 2022 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Six months ended on		Change	Percentage of revenue
	30-Jun-23	30-Jun-22%		30-Jun-23	30-Jun-22
Revenue	169.6	235.4	-28.0%	100.0%	100.0%
Cost of Sales	(108.6)	(158.1)	-31.3%	-64.0%	-67.2%
Gross profit	61.0	77.3	-21.1%	36.0%	32.8%
Other income	3.6	2.8		2.1%	1.2%
Selling expenses	(46.6)	(60.2)	-22.6%	-27.5%	-25.6%
Administrative expenses	(18.7)	(16.9)	10.8%	-11.0%	-7.2%
Impairment on trade receivables	(0.1)	(0.4)		0.0%	-0.2%
Other expenses	(0.1)	(0.1)		-0.1%	0.0%
Operating profit/(loss)	(0.9)	2.5		-0.5%	1.1%
Finance income	0.3	0.0		0.2%	0.0%
Finance costs	(4.8)	(3.7)		-2.8%	-1.6%
Net exchange rate gains/(losses)	0.2	1.7		0.1%	0.7%
Net finance income/(costs)	(4.2)	(2.0)		-2.5%	-0.9%
Share of profit/(loss) of equity-method investees	2.0	0.8		1.2%	0.3%
Profit/(Loss) before tax	(3.1)	1.3		-1.9%	0.6%
Income tax expense	(0.5)	(0.6)		-0.3%	-0.3%
Profit/(Loss) for the period	(3.7)	0.7		-2.2%	0.3%
Profit/(Loss) attributable to:
Owners of the Company	(3.6)	(0.0)
Non-controlling interests	(0.1)	0.7

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	30-Jun-23	31-Dec-22

ASSETS
Non-current assets	180.0	177.6
Current assets	162.8	191.0
TOTAL ASSETS	342.8	368.6

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	81.8	87.9
Non-controlling interests	4.4	4.7
Non-current liabilities	99.9	95.3
Current liabilities	156.7	180.8
TOTAL EQUITY AND LIABILITIES	342.8	368.6

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Jun-23	31-Dec-22

Net cash provided by (used in) operating activities	1.6	18.7
Net cash provided by (used in) investing activities	(4.6)	(4.6)
Net cash provided by (used in) financing activities	(5.9)	(13.5)
Increase (decrease) in cash and cash equivalents	(9.0)	0.5
Cash and cash equivalents, beginning of the year	52.7	52.2
Effect of movements in exchange rates on cash held	(0.8)	(0.1)
Cash and cash equivalents, end of the period	43.0	52.7

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Jun-23	31-Dec-22
Cash and cash equivalents in the statement of financial position	44.5	54.5
Bank overdrafts repayable on demand	(1.5)	(1.8)
Cash and cash equivalents in the statement of cash flows	43.0	52.7

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity, as well as the geopolitical tensions and market uncertainties resulting from the Russian invasion of Ukraine and current conflict. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 694 mono-brand stores and 497 galleries as of June 30, 2023, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	SEPTEMBER 29, 2023	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi